EXHIBIT 99.03

The Company won the bid for “Taipei City Market Administration Office’s South Central Market Alternation Works” project.

Date of events: 2016/08/22

Contents:

1.Date of occurrence of the event:2016/08/22

2.Company name: Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter ”head office” or ”subsidiaries”):head office

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence: Chunghwa Telecom, cooperating with Hwang Chang General Contractor Co., won the bid for ”Taipei City Market Administration Office’s South Central Market Alternation Works” project, the total contract value is NT$5.5 billion. The Company takes charge of NT$1.275 billion.

6.Countermeasures:None

7.Any other matters that need to be specified: None